FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) April 2009

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: May 28, 2009

BY:

Chris Robbins

It’s       Vice President

(Title)

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ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

May 28, 2009

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

April  17, 2009

Anglo Swiss Resources Inc. Extends Warrants

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), April 17, 2009 1:00 pm PST– Anglo Swiss Resources Inc. ("Anglo Swiss") has further extended the expiration date related to 2,450,000 warrants issued in a private placement completed on April 30, 2007 subsequently extended to April 30, 2009.

The new warrant expiration date will be amended to October 31, 2009, subject to regulatory approval. The exercise price remains unchanged.

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

April 28, 2009

Anglo Swiss Resources Announces Option Grant

VANCOUVER, BRITISH COLUMBIA, April 28, 2009, 1:00 PST -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) The Company has granted 4,395,000 options to its directors, officers and employees at 0.14 for up to a period of five years. The options will vest according to the 2008 Stock Option Plan and are subject to trading restrictions as per regulatory rules and policies.

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

April 30, 2009

Anglo Swiss Resources Inc. Assays up to 210.5 Grams per Tonne Gold During Extensive Underground Exploration Program at its Kenville Gold Mine Property

VANCOUVER, BRITISH COLUMBIA - (April 30, 2009 8am EST) - Anglo Swiss Resources Inc. (TSX VENTURE:ASW) (OTCBB:ASWRF) (BERLIN:AMO) announces that the Company has began an extensive underground exploration program at its historic Kenville Gold Mine near Nelson BC.  The purpose of this program is to re-establish a NI 43-101 compliant gold mineral resource on the 257 level, the lowest adit level in the mine. The previous resource calculations on the Kenville Gold Mine pre-date the implementation of NI 43-101.

The first stage of the program is underway, which is to reestablish mine survey control through out the 257 level.  This stage also includes review of the previous underground mapping, assay and drill hole logs, old reports, and research into other historical data (much of which has been found at the Chamber of Mines of Eastern British Columbia in Nelson).

The preliminary underground geological mapping and the first 14 samples of a 100 chip-sampling program have been completed.  The following table shows the results of the gold, silver and copper assays for the initial chip samples.   These chip samples were taken on un-mined stope faces and along the lower base of access drifts, which intersect the quartz veins.

Sample	Vein Thickness metres	IPL Au g/tonne	Assayers Canada Au g/tonne	IPL Ag g/tonne	Assayers Canada Ag g/tonne	IPL Cu ppm	Assayers Canada Cu ppm
567-1	0.08	15.83	14.73	17.60	21.3	939	956
730-A	0.13	1.92	1.46	1.61	3.9	19	18
1139-A	0.36	64.38	71.87	56.64	28.6	1590	1563
1140-1	0.41	9.03	4.73	8.48	16.5	4008	3516
1142-1	0.69	5.13	6.59	5.65	14.4	799	766
1157-1	0.61	0.02	0.03	<0.07	1.0	76	76
1242-A	0.20	43.31	45.90	41.51	14.0	241	219
1242-B	0.20	197.26	210.5	197.10	109.2	4147	3748
1245-B2	0.20	183.43	178.0	172.17	80.9	2563	2346
10354-A	0.35	10.51	11.31	11.38	14.8	2972	2535
10358-A	0.25	8.68	8.45	8.56	38.3	14900	>10000
10359-A	0.31	73.80	52.18	67.26	45.8	9756	8235
10359-B	0.36	12.07	10.88	12.95	16.9	2340	2232
10359-C	0.36	11.23	10.31	14.46	7.2	1141	1027

Because of the above encouraging results, an extensive chip sample program will commence in May 2009.   Work is also continuing on the redesigned Mill which upon completion this summer will have a 200 tonne per day capacity.

To fully understand the structural geology, the vein geometry, and high grade gold locations; detailed geological mapping and evaluation on 257 level will commence during early May.  Underground diamond drilling in excess of 12,000 metres is planned which should delineate a mineral resource for this lower area of the Kenville deposit.  This drilling program, along with surface in-filled targeted diamond drill holes, will also identify the characteristics of the potential un-mined resource below the 257 level.  Also planned is the extension of the 257 drifts to allow for further drilling and to access newly discovered gold bearing quartz veins.

Edward J. Nunn, P.Eng., of Anglo Swiss Resources Inc. and Richard Munroe, FGAC, P.Geo. of Munroe Geological Services Ltd. are the Qualified Persons who have reviewed and acknowledge this press release.

About Anglo Swiss Resources Inc.

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and developing its advanced staged Kenville Gold Property located in southeastern British Columbia.

The Kenville gold mine is one of the oldest and most prolific producers in the district, producing intermittently from 1890 to 1954, with the bulk of production from 1899 to 1912. Government records indicate that past production from 181,295 tonnes mined totaled over 2.0 tonnes of gold.

The Company is also in the process of exploring for diamonds and gemstones in Canada. For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END.